

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2019

Masateru Higashida
Chief Executive Officer
NuZee, Inc.
2865 Scott St., Suite 107
Vista, CA 92081

> **Re: NuZee, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2018**
> **Filed February 11, 2019**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2018**
> **Filed March 29, 2019**
> **File No. 0-55157**

Dear Mr. Higashida:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products